

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

December 9, 2021

Elliot Jordan
Chief Financial Officer
Farfetch Ltd
The Bower, 211 Old Street
London EC1V 9NR, United Kingdom

      **Re:  Farfetch Ltd**
          **Form 20-F for the Fiscal Year Ended December 31, 2020**
          **Filed March 4, 2021**
          **File No. 001-38655**

Dear Mr. Jordan:

      We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services